UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2024

Deep Medicine Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40970	85-3269086
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

595 Madison Avenue, 12th Floor New York, NY	10017
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 289-2776

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	DMAQ	The Nasdaq Stock Market LLC

Rights, each exchangeable into one-tenth of one share of Class A Common Stock	DMAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

On January 19, 2024, Deep Medicine Acquisition Corp. (“DMAQ” or the “Company”) held a special meeting of its stockholders (the “Special Meeting”), at which holders of 3,952,979 shares of DMAQ’s Class A common stock (the “Common Stock”) were present in person or by proxy, constituting a quorum for the transaction of business at the Special Meeting. Only stockholders of record as of the close of business on December 14, 2023, the record date for the Special Meeting, were entitled to vote at the Special Meeting. As of the record date, 4,357,964 shares of Common Stock were outstanding and entitled to vote at the Special Meeting.

At the Special Meeting, the proposals listed below were presented, each of which is described in more detail in the Company’s definitive proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2023 (the “Proxy Statement/Prospectus”). A summary of the final voting results at the Special Meeting is set forth below:

Proposal 1 – The NTA Proposal

DMAQ’s stockholders approved Proposal 1. The votes cast were as follows:

For	Against	Abstain	Broker Non-Votes
3,952,776	200	3	0

Proposal 2 – The Business Combination Proposal

DMAQ’s stockholders approved Proposal 2. The votes cast were as follows:

For	Against	Abstain	Broker Non-Votes
3,933,438	18,838	703	0

Proposal 3 – The Charter Proposal

DMAQ’s stockholders approved Proposal 3. The votes cast were as follows:

For	Against	Abstain	Broker Non-Votes
3,933,938	18,838	203	0

Proposals 4A-4E – The Governance Proposals

DMAQ’s stockholders approved Proposals 4A through 4E. The votes cast were as follows:

Proposal 4A:

For	Against	Abstain	Broker Non-Votes
3,933,938	18,838	203	0

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Proposal 4B:

For	Against	Abstain	Broker Non-Votes
3,933,941	18,838	200	0

Proposal 4C:

For	Against	Abstain	Broker Non-Votes
3,933,840	18,838	200	101

Proposal 4D:

For	Against	Abstain	Broker Non-Votes
3,933,840	18,838	200	101

Proposal 4E:

For	Against	Abstain	Broker Non-Votes
3,933,840	18,838	200	101

Proposal 5 – The Equity Incentive Plan Proposal

DMAQ’s stockholders approved Proposal 5. The votes cast were as follows:

For	Against	Abstain	Broker Non-Votes
3,933,840	18,838	200	101

Proposal 6 – The Director Election Proposal

DMAQ’s stockholders approved Proposal 6. The votes cast were as follows:

Name	For	Withheld	Broker Non-Votes
Christopher Jones	3,933,837	19,038	104
Shaun Limbers	3,933,837	19,038	104
Humphrey Polanen	3,933,837	19,038	104
AJ Redmer	3,933,837	19,038	104
Riley Russell	3,933,837	19,038	104

Proposal 7 – The Nasdaq Proposal

DMAQ’s stockholders approved Proposal 7. The votes cast were as follows:

For	Against	Abstain	Broker Non-Votes
3,933,837	18,838	203	101

As there were sufficient votes at the time of the Special Meeting to approve each of the above proposals, the “Adjournment Proposal” described in the Proxy Statement/Prospectus was not presented to stockholders.

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Stockholders holding 378,744 of DMAQ’s public shares exercised their right to redeem such shares for a pro rata portion of the funds in DMAQ’s trust account (the “Trust Account”). As a result, $4,355,556 (approximately $11.50 per share) will be removed from the Trust Account to pay such holders.

The Company expects to consummate the transactions (the “Business Combination”) contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of July 21, 2023 (as amended on December 7, 2023, the “Merger Agreement”) upon satisfaction or waiver of all the closing conditions in the Merger Agreement, including approval to list the Company’s securities on The Nasdaq Stock Market LLC following the closing of the Business Combination. In addition, the Company is holding a special meeting of stockholders on January 26, 2024 to consider and vote on a proposal to extend the date by which the Company must consummate a business combination from January 29, 2024 to July 29, 2024.

Important Information About the Business Combination and Where to Find It

In connection with the Merger Agreement and the Business Combination contemplated by the Merger Agreement, the Company has filed the Proxy Statement/Prospectus with respect to the solicitation of proxies for the special meeting of stockholders of the Company to vote on the Business Combination. A full description of the terms of the Merger Agreement and the Business Combination is included in the Registration Statement. The Company urges its investors, stockholders and other interested persons to read the Proxy Statement/Prospectus as well as other documents filed with the SEC because these documents contain important information about the Company, TruGolf and the Business Combination. The Proxy Statement/Prospectus were mailed to stockholders of the Company as of a record date established for voting on the Business Combination. Additionally, stockholders will also be able to obtain a copy of the Proxy Statement/Prospectus, and other documents filed with the SEC, without charge, by directing a request to: Deep Medicine Acquisition Corp. 595 Madison Avenue, 12th Floor, New York, NY 10017, (917) 289-2776 or on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of DMAQ’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Merger Agreement following the announcement of the entry into the Merger Agreement and proposed Business Combination; (v) the ability of the parties to recognize the benefits of the Merger Agreement and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue; (vii) statements regarding TruGolf’s industry and market size; (viii) financial condition and performance of TruGolf, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of DMAQ’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of TruGolf; and (ix) those factors discussed in DMAQ’s filings with the SEC and that that will be contained in the definitive proxy statement / prospectus relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Proxy Statement / Prospectus and other documents filed by DMAQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while TruGolf and DMAQ may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. Neither of TruGolf or DMAQ gives any assurance that TruGolf or DMAQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Current Report on Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Deep Medicine Acquisition Corp.

Date: January 25, 2024	By:	/s/ Humphrey P. Polanen
	Name:	Humphrey P. Polanen
	Title:	Chief Executive Officer

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